

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

August 10, 2016

Maria Fardis, Ph.D.
President and Chief Executive Officer
Lion Biotechnologies, Inc.
112 W. 34th Street, 18th Floor
New York, NY 10120

> **Re: Lion Biotechnologies, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed August 1, 2016**
> **File No. 333-212373**

Dear Dr. Fardis:

We have limited our review of your amended registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note the Registration Rights Agreement filed as Exhibit 10.2 to your Current Report on Form 8-K filed on October 31, 2013. Pursuant to Section 2(c)(ii)(B) of the Agreement, you are obligated to pay specified liquidated damages for certain periods during which sales cannot be made pursuant to your Form S-3 (333-192649). Please tell us whether you have incurred any liquidated damages under this Agreement, including the total amount incurred to date and the amount paid to date, if any. Please also revise your future filings to reflect your liability, to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Istvan Benko
        TroyGould PC